Extraordinary General Stockholders’ Meeng Final Summarized Voting Map According to CVM Resolution No. 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and of the votes casted at the Extraordinary General Stockholders’ Meeting (“Meeting”), held exclusively online, on April 28, 2026, at 11:10 a.m, as presented below. São Paulo - SP, April 28, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

Final Summarized Voting Map

Item	Description	Voting	Number of shares	% over total voting
1	Resolve upon the "Protocol and Justification" which establishes the terms and conditions for the merger of Banco Itaucard S.A. into the Company, with the base date of December 31, 2025:	Approve	5,184,044,233	100.00%
		Reject	2,156	0.00%
		Abstain	125,025	0.00%
2	Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the specialized firm responsible for preparing the Appraisal Report on the book net worth of Banco Itaucard S.A. to be merged into the Company:	Approve	5,184,042,488	100.00%
		Reject	3,102	0.00%
		Abstain	125,824	0.00%
3	Resolve upon the Appraisal Report, based on the balance sheet of Banco Itaucard S.A. as of December 31, 2025:	Approve	5,184,041,930	100.00%
		Reject	10,196	0.00%
		Abstain	119,288	0.00%
4	Resolve upon the merger of Banco Itaucard S.A. into the Company, with no increase in the Companys capital stock, in accordance with the Protocol and Justification:	Approve	5,184,043,513	100.00%
		Reject	10,207	0.00%
		Abstain	117,694	0.00%
5	Authorize the Companys management members, as provided for in its Bylaws, to perform all acts and sign all documents required for the implementation and formalization of the approved resolutions:	Approve	5,184,042,312	100.00%
		Reject	10,072	0.00%
		Abstain	119,030	0.00%
6	Amend the wording of Article 3, caput, of the Bylaws, to reflect the new composition of the subscribed and paid-in capital, as resolved by the Board of Directors on November 27, 2025 and December 18, 2025 regarding the cancellation of shares and capital increase within the limit of the authorized capital:	Approve	5,184,050,399	100.00%
		Reject	10,346	0.00%
		Abstain	110,669	0.00%
7	Amend the wording of item 9.1 of Article 9 of the Bylaws to modify the maximum number of members of the Board of Officers, so that it is now composed of five (5) to sixty (60) members:	Approve	5,184,036,820	100.00%
		Reject	14,118	0.00%
		Abstain	120,476	0.00%
8	Consolidate the Bylaws to reflect the amendments mentioned in the preceding items:	Approve	5,184,050,618	100.00%
		Reject	1,349	0.00%
		Abstain	119,447	0.00%